UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Publicly-held Company Corporate Taxpayer’s ID no. 60.746.948/0001-12

Notice to the Market

We inform the shareholders and the market in general the launch of the 2019 Voluntary Severance Program (PDV 2019), to which Bradesco Organization employees who meet the requirements set forth in the regulation (“Eligible Employees”) may freely and spontaneously join.

The objectives are to provide those employees who have made significant contributions to the Organization throughout their careers with a set of benefits to assist them in their new career moves outside the Organization, to optimize and make more flexible our team structure to the best industry standards and to achieve significant improvement in our productivity indicators while preserving our commitment to the fundamentals of our internal career and maximizing shareholder value.

The PDV 2019 will allow the payment of all severance pay as well as the following special incentives:

- payment, in a single installment, of 60% (sixty percent) of the month's fixed salary, based on September 2019, for the full year worked, limited to 12 (twelve) salaries;

- maintenance of the health and dental insurance for 18 (eighteen) months; and

- payment of an amount equivalent to 6 (six) months of food vouchers, based on September 2019.

Eligible Employees may voluntarily join PDV 2019 from September 2 to October 16, 2019.

The financial impacts arising from this action and the number of Eligible Employees who have joined PDV 2019 will be disclosed to the market after the end of the adhesion period.

We reaffirm our commitment to always maintain high quality standards in the services provided to our customers and users in all locations, channels and segments in which we operate.

Cidade de Deus, Osasco, SP, August 29, 2019.

Banco Bradesco S.A.

Leandro de Miranda Araujo

Executive Deputy Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 29, 2019

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.